Brownstein Hyatt Farber Schreck, LLP

Jeffrey M. Knetsch

Attorney at Law

303.223.1160 tel

303.223.0960 fax

jknetsch@bhfs.com

July 29, 2013

Pamela Long

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

RE:                         Prospect Global Resources Inc. (the “Company”)

Preliminary Proxy Statement on Schedule 14A

Filed July 5, 2013

File No. 001-35590

Dear Ms. Long:

In response to your letter to Gregory Dangler dated July 24, 2013, and on behalf of the Company, we provide the following responses to the comments contained in your letter.

Proposal 3: Approval of the Conversion of $5.5 Million of Preferred Stock Into the Same Units Issued in our June 2013 Public Offering, page 9

Why We Are Seeking Stockholder Approval, page 10

1.

We note your Current Report on Form 8-K filed July 10, 2013, where you discuss the issuance of the Senior Mandatorily Convertible Preferred Stock, filing of a Certificate of Designation, and entrance into the Note Exchange and Subscription Agreement. Please revise your disclosure to include a brief summary of the mandatory conversion provisions set forth in the Certificate of Designation stating that the preferred stock would mandatorily convert into shares of the company’s common stock upon receipt of requisite stockholder approval. Please also identify Very Hungry LLC and Scott Reiman 1991 Trust as related parties.

We have revised this section in response to this comment.

2.

Please revise your disclosure to clarify that Very Hungry LLC and Scott Reiman 1991 Trust own all of the issued and outstanding shares of your preferred stock, indicating the respective amounts owned by each party.

We have revised this section in response to this comment.

410 Seventeenth Street, Suite 2200 | Denver, CO 80202-4432	303.223.1100 tel
Brownstein Hyatt Farber Schreck, LLP | bhfs.com	303.223.1111 fax

Annual Report, page 39

3.

Refer to Items 12(f) and 13(a) of Schedule 14A.  Please revise your disclosure here to include a statement that your Form 10-K for fiscal year ended March 31, 2013, or the relevant portions of the Form 10-K responsive to the noted item requirements, are incorporated by reference into the proxy statement, Refer to Note D.1 and Item 13(c) of Schedule 14A.

We have added a new section entitled “Incorporation By Reference” on page 39 of the preliminary proxy statement filed today in response to this comment.

If you have any further questions or comments, please do not hesitate to contact me.  Thank you.

Sincerely,

/s/ Jeffrey M. Knetsch
Jeffrey M. Knetsch